UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: February 26, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated February 26, 2013, entitled “Announcement Regarding Completion of the Proposed Acquisition of Nexen”.
99.2	Press Release dated February 26, 2013, entitled “CNOOC Limited Completes Acquisition of Nexen Inc.”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT
REGARDING COMPLETION OF THE PROPOSED ACQUISITION OF NEXEN

Reference is made to the Company’s announcements dated 23 July 2012, 10 August 2012, 21 September 2012, 6 December 2012, 28 January 2013 and 12 February 2013 (the “Announcements”) and circular dated 20 December 2012 (the “Circular”) in relation to the Proposed Acquisition by the Company (through its wholly-owned subsidiary, the Purchaser) of the Nexen Shares pursuant to a Plan of Arrangement under the CBCA. Capitalized terms used herein shall have the same meanings as those defined in the Announcements and the Circular unless the context requires otherwise.

The Board is pleased to announce that all of the Conditions under the Arrangement Agreement have been fulfilled or waived (where applicable) and the completion of the Proposed Acquisition took place on 25 February 2013, Canada local time (26 February 2013, Hong Kong time). Upon the completion of the Proposed Acquisition, Nexen has become an indirectly wholly-owned subsidiary of the Company.

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 26 February 2013

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

Exhibit 99.2

For Immediate Release

CNOOC Limited Completes Acquisition of Nexen Inc.

(Hong Kong, 26 February, 2013) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883) announced today that it has completed its acquisition of Nexen Inc. (“Nexen”). Total consideration of approximately US$15.1 billion has been paid for Nexen’s common and preferred shares.

Mr. Wang Yilin, Chairman of CNOOC Limited said, “The Company is delighted to acquire a leading international platform through the acquisition of Nexen. We strongly believe that this acquisition is a good strategic fit for us and will create long-term value for our shareholders.”

Mr. Li Fanrong, Chief Executive Officer of the Company commented, “Nexen is a strong, diverse company with attractive growth prospects, a large resource and reserve base, high potential exploration prospects, and high quality talented employees capable of extracting the value of these assets. We will thoroughly utilize the platform it provides to further our overseas business. ”

Nexen will operate as a wholly-owned subsidiary of CNOOC Limited, and will continue to be led by CEO, Kevin Reinhart, who has been with Nexen for over 18 years. A new Board of Directors comprised of CNOOC Limited, existing Nexen management and Canadian independent directors has been established, with Mr. Li Fanrong as Chairman of the Board.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2011 Annual Report on Form 20-F filed on April 20, 2012.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
Email: MR@cnooc.com.cn

Pierre Alvarez
Vice President, Corporate Relations
Tel: +1 403 699 5202
Email: pierre_alvarez@nexeninc.com

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
Email: angela.hui@knprhk.com